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                      [PINE VALLEY MINING CORPORATION LOGO]

    SUITE 501 - 535 THURLOW STREET VANCOUVER, BRITISH COLUMBIA CANADA V6E 3L2
                  TEL.: 604-682-4678 -- FACSIMILE: 604-682-4698
                      EMAIL: pinevalley@pinevalleycoal.com


May 17, 2005


Ms. Jill Davis
Branch Chief, Division of Corporation Finance
United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
USA  20549-0405

Re:     Pine Valley Mining Corporation
        Form 20-F filed September 30, 2004
        File No. 0-12660

Dear Ms. Davis:

This letter responds to the comments on the above-captioned filing that you discussed with Mark Fields on April 1, 2005, as well as to those set forth in the staff's letter dated April 19, 2005 I confirm that the following changes will be made to the 20-F to be filed for the period ending March 31, 2005 compared to the 20-F filed for the period ending March 31, 2004.

With regard to the comments discussed with Mr. Fields on April 1, 2005, we are responding as follows:

1. Item 15 will be changed so it reads as follows (areas underlined are additions, words stricken will be removed):

       Item 15 - Controls and Procedures

       As of March 31, 2004, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation as of the end of the period covered by the report, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.


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Ms. Jill Davis
May 17, 2005
Page 2


       The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's CEO, including during the period in which this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision making regarding the required disclosure.

       There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the date of evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

The foregoing changes assume that, as was the case with respect to the 2004 Form 20-F, there are no matters requiring further disclosure as a result of the required evaluation of our disclosure controls and procedures. Appropriate modifications to the disclosure in Item 15 will be made to address any matters discovered in the course of such evaluation.

2. With respect to the staff's comments concerning including references to internal control over financial reporting in the introductory paragraph to the certification and paragraph (b) thereunder, we respectfully submit that such language is not required in the certification until such time as we are required to include management's report on internal control over financial reporting in the Form 20-F. The basis for this position is summarized below.

The certifications required to be included in periodic reports were modified to require references to internal control over financial reporting at the time of the Commission's adoption of rules implementing Section 404 of the Sarbanes-Oxley Act. However, in the adopting release, the Commission stated that the revised certification language with respect to internal control over financial reporting would not be required until the time that the report itself was required to be filed:

       We are applying the extended compliance period to the portion of the introductory language in paragraph 4 of the Section 302 certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), which must be provided in the first annual report required to contain management's internal control report and thereafter.

Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238 at Section III, Paragraph E (June 5, 2003) [emphasis added].

On March 2, 2005, the Commission issued a release extending the date by which foreign private issuers must include management's report on internal control over financial reporting in their annual reports on Form 20-F to the report covering the first fiscal year ending on or after


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Ms. Jill Davis
May 17, 2005
Page 3


July 15, 2006. In that release, the Commission also extended the compliance date for the revised certification language described above:

       In addition, we are applying the extended compliance period for these filers to the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). The amended language must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter.

Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports of Non-Accelerated Filers and Foreign Private Issuers, Release No. 33-8545 (March 2, 2005).

In light of the foregoing, we submit that the language cited by the staff is not required to be included in the certification until the first annual report on Form 20-F that we file for our first fiscal year ending on or after July 15, 2006. In addition, for purposes of clarification, we will include the phrase "paragraph omitted pursuant to SEC Release Nos. 33-8238 and 33-8545" in paragraph (b) of our certification filed with our 2005 Form 20-F.

In response to the comments set forth in the letter dated April 19, 2005, in which you indicated several items for our consideration with regard to disclosures in our future 20-F filings, please note our response below:

1. We will insert a map showing the location and access to the property in our future filings or as an exhibit enclosed with the filing in compliance with
     Item 102 (3)(B) of Regulation S-K. We will also add a description of the road and rail access as required.

2. We will provide the disclosures required by Industry Guide 7 (b) in future filings and, in particular, a brief discussion of the items indicated in your letter.

3. We will continue to ensure that our future filings illustrate throughout the reserves tables any undeveloped reserves and that these are segregated from developed or currently under development reserves. Properties under construction will be highlighted as such in our future filings.

4. We will ensure that future filings consider all legal, economic and technical factors as discussed in your general letter to coal operators on your website.

5. In future filings, and as applicable to our circumstances, we will tabulate the reserves into assigned and unassigned reserves so as to inform investors which coal reserves will require substantial capital investments before production can begin.

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Ms. Jill Davis
May 17, 2005
Page 4

Also as requested in your letter, the Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not asset staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this satisfactorily addresses the concerns raised during your review of Pine Valley Mining Corporation's 20-F for the period ending March 31, 2004. Should you have any questions concerning any of the foregoing responses, please do not hesitate to contact me at your convenience.

Yours sincerely,
Pine Valley Mining Corporation

"Martin Rip"

Martin Rip, LLB, CA
Vice President, Finance and CFO